SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology to Present at the Bank of America 2007 Health Care Conference

Prana Biotechnology to Present at the
Bank of America 2007 Health Care Conference

MELBOURNE, Australia - May 29, 2007 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced that Steven Targum, MD, Chief Medical Advisor, will present at the Bank of America 2007 Health Care Conference in Las Vegas on Thursday, May 31 at 3:20 p.m. PST (6:20 p.m. EST and Friday, June 1 at 8:20 a.m. in Melbourne). The Conference will be held on May 30 - June 1 at The Four Seasons Hotel in Las Vegas, NV.

During the presentation, Dr. Targum will address the current status of Prana’s development program targeting Alzheimer’s disease (AD) and related disorders, with particular emphasis on PBT2 presently studied in Phase IIa clinical trials in AD patients in Europe.

Dr. Targum’s presentation will be web cast live and a replay will be available following the conclusion. To access the live and encore presentations, visit the Prana web site, www.pranabio.com. The presentation will be archived on the Company site until June 15, 2007.

In April, the Company announced that Dr. Targum and Axel Unterbeck PhD, two US-based pharmaceutical executives, joined Prana as Chief Medical Advisor and Chief Strategic Advisor, respectively. Dr. Targum also is a member of the Prana Research & Development Advisory Board.

About the two US members of the Prana team:

Axel Unterbeck, PhD, Chief Strategic Advisor - Dr. Unterbeck has vast experience in CNS research and drug development as well as business development. In the 1980’s he was integral in the cloning of APP, the precursor protein to beta-amyloid, currently the main therapeutic target of most Alzheimer treatment strategies. In addition, Dr. Unterbeck has had a distinguished career in executive management roles within the pharmaceutical industry, and more recently in the establishment and building of the biotech company, Memory Pharmaceuticals. Dr. Unterbeck also serves as an Executive-in-Residence with Oxford Bioscience Partners, a leading Boston-based health care VC fund.

Steven D. Targum, MD, Chief Medical Advisor - Dr. Targum is a US-based clinician with extensive clinical trial expertise, having conducted over 200 trials in the area of CNS. Dr. Targum was the founder of a global rater training company for CNS trials and currently consults to the pharmaceutical industry on improved protocol design and achievement of effective signals in phase II clinical trials. He is an Executive-in-Residence with Oxford Bioscience Partners and a consultant in psychiatry at the Massachusetts General Hospital in Boston, Massachusetts.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Contacts:

Investor Relations Mark Jones T: 646-284-9400 E: mjones@hfgcg.com	Media Relations Ivette Almeida T: 646-284-9455 E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date:  May 30, 2007